UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2015

Commission file number:	1-13988

DeVry Education Group Inc. Nonqualified Deferred Compensation Plan
A.	Full title of the plan:

DEVRY EDUCATION GROUP INC.
3005 HIGHLAND PARKWAY
DOWNERS GROVE, ILLINOIS 60515
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

REQUIRED INFORMATION

The Plan’s audited financial statements and other required information are included on pages 2-12.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Education Group Inc. Nonqualified Deferred Compensation Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DeVry Education Group Inc. Nonqualified Deferred Compensation Plan

(Name of Plan)

Date:	March 11, 2016	By:	/s/Patrick Unzicker
Patrick Unzicker – Vice President, Chief Accounting Officer and Treasurer

    Total Number of Pages     12

DEVRY EDUCATION GROUP INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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DEVRY EDUCATION GROUP INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit and Finance Committee

DeVry Education Group Inc. Nonqualified Deferred Compensation Plan

We have audited the accompanying statements of financial position of DeVry Education Group Inc. Nonqualified Deferred Compensation Plan as of December 31, 2015 and 2014, and the related statements of changes in plan equity for the years ended December 31, 2015, 2014, and 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeVry Education Group Inc. Nonqualified Deferred Compensation Plan as of December 31, 2015 and 2014, and the changes in plan equity for the years ended December 31, 2015, 2014, and 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Indianapolis, Indiana

March 11, 2016

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DEVRY EDUCATION GROUP INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2015 AND 2014

	2015	2014
Assets:
Receivable from DeVry Education Group, Inc.	$20,541,437	$20,877,343

Liabilities:
Distribution Payable	$-	$4,058
Plan Equity:
Plan Equity	20,541,437	20,873,285

Total Liabilities and Plan Equity	$20,541,437	$20,877,343

The accompanying notes are an integral part of these financial statements.

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DEVRY EDUCATION GROUP INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Year Ended December 31
	2015	2014	2013
Increases (Decreases) in Plan Equity Attributed to:
Investment income from interest and dividends of notional
investments	$654,660	$808,289	$488,192
Net (depreciation) appreciation in fair value of notional
investments	(917,349)	262,979	2,043,265
Net notional investment (loss) income	(262,689)	1,071,268	2,531,457
Participant deferrals to notional investments	1,964,737	2,162,501	2,089,732
DeVry allocations to notional investments	584,205	490,971	325,462
Participant distributions from notional investments	(2,618,101)	(1,890,282)	(974,378)
Net (Decrease) Increase in Plan Equity	(331,848)	1,834,458	3,972,273
Plan Equity at Beginning of Year	20,873,285	19,038,827	15,066,554
Plan Equity at End of Year	$20,541,437	$20,873,285	$19,038,827

The accompanying notes are an integral part of these financial statements.

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DEVRY EDUCATION GROUP INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the DeVry Education Group Inc. Nonqualified Deferred Compensation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan became effective September 1, 1999 and was last amended and restated effective May 25, 2014. Generally, the purpose of the Plan is to permit a select group of employees of DeVry Education Group Inc. and its subsidiaries (“DeVry Group”) and DeVry Group’s Board of Directors to defer the receipt of compensation or board fees for personal income tax purposes that would otherwise be payable to them. It is intended that the Plan, by providing this deferral opportunity, will assist DeVry Group in retaining and attracting individuals of exceptional ability by providing them with this benefit. Participation in the plan is voluntary, however, in the event that an eligible participant of the Plan is eligible for Success Sharing contributions in excess of the Internal Revenue Service compensation limit and is not actively participating within the Plan, he/she would automatically be enrolled in the Plan and receive contributions in the amount of the excess Success Sharing contributions.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code (IRC), and is generally not subject to the Employee Retirement Income Security Act of 1974.

The Plan is administered by the Compensation Committee of the Board of Directors of DeVry Group.

Participation Eligibility and Deferrals

Plan participation is limited to DeVry Group’s Board of Directors and those key employees of DeVry Group who are designated by senior management as approved by the Compensation Committee of DeVry Group’s Board of Directors. The Plan permits the deferral of up to 50% of a participant’s salary, and up to 100% of a participant’s bonus or Board of Director’s fee. Participant deferrals are credited to a book account and are deemed invested in notional valuation funds selected by the participant from the investment options offered in the Plan. The notional investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of DeVry Group or the Trust described below, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Investment gains and losses are credited or charged to a participant’s notional account based on earnings or losses in the selected valuation funds.

A participant may allocate his/her deferrals into a Retirement Account and/or up to two In-Service Accounts. A Retirement Account is used to defer current compensation until the participant’s retirement from DeVry Group. Participants may elect to receive Retirement Distributions in a lump sum payment or annual installments for a period up to fifteen years. Payments commence as soon as possible after the January (or six months, if later) following the date of the participant’s retirement, and any installment payments are made on or about the anniversary of the initial payment. In-Service Accounts are used to defer current compensation for at least a two-year period after the first year that a participant elects to defer compensation into an In-Service Account. A participant may elect to receive In-Service Account distributions in a lump-sum or up to ten annual installments. Effective January 1, 2012, each year, a new subaccount is established and different distribution elections may be made.

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Participant deferrals are made by payroll deductions and are determined each pay period by multiplying the participant’s selected deferral rate then in effect by his/her eligible salary and/or bonus for such period. The participant’s account is credited with an amount equal to the payroll deduction as soon as practical after the date such amount otherwise would have been paid to the participant in cash.

A participant can designate and change on a daily basis the proportions in which his/her ongoing notional account balances are allocated among the Plan’s notional investment funds. The minimum allocation to each fund is 1%. However, investments in the DeVry Education Group Inc. Common Stock Fund may be made only with current period deferrals. Prior account balances may not be allocated to this fund. Effective January 1, 2012, current period deferrals in the DeVry Education Group Inc. Common Stock Fund are limited to 25%. Effective February 13, 2013, a DeVry Board of Directors participant can notionally allocate any amount, in increments of 1%, to the DeVry Education Group Inc. Common Stock Fund.

Employer Allocations to Participants

For each year during which a participant has made the maximum elective contributions under the DeVry Success Sharing Retirement Plan (“401(k) Plan”), DeVry Group will credit that participant’s notional account in the Plan an amount equal to the 401(k) Plan match of 4% and any discretionary contribution which was not made due to Section 401(a) (17) of the IRC compensation limits, as indexed ($265,000 in 2015). In order to qualify for these employer allocations, the participant must defer a minimum of 4% of his/her total compensation to the Plan and must elect to make the maximum contribution permitted in DeVry Group’s 401(k) Plan. DeVry Group may also credit a participant’s account for contributions provided under employment agreements. Effective January 1, 2012, the maximum deferral percentage and the related employer match increased from 2% to 4%, and participants can receive discretionary contributions even if they are not making elective contributions.

Vesting

Participants are fully vested in their deferrals, DeVry Group employer allocations, and related notional investment earnings and losses at all times. Effective January 1, 2012 participants vest in employer discretionary contributions credited to their account on and after July 1, 2012 on a five year vesting schedule of 20% per year.

Distributions

Amounts credited to a participant’s account will be payable upon the earlier of a Specified Date, as defined below, or the participant’s separation from service. Separation from service means a participant’s termination of employment or services as a Board of Director with DeVry Group, including the retirement or death of a participant. The Specified Date is defined as the date the participant elected to receive distributions from the In-Service Accounts. Distribution elections once made are fixed. Only limited changes in such elections are permitted under Section 409A of the IRC.

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Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. In addition, participants are limited to one hardship withdrawal per year. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for twelve months.

Distributions to participants are payable in cash.

Forfeitures

Any portion of a participant’s notional account balance in which the participant is not vested upon termination of employment constitutes forfeiture. Forfeitures of $5,175 and $7,930, during the plan years ended December 31, 2015 and 2013, respectively, were used to reduce the Plan receivable from DeVry Education Group Inc. as of December 31, 2015 and 2013, respectively. There were no forfeitures during the plan year ended December 31, 2014.

Trust

The Plan is an unfunded plan. The obligation to make benefit payments under the Plan is solely the obligation of DeVry Group. However, DeVry Group may establish one or more trusts to assist in the payment of benefits. DeVry Group has established a Grantor (Rabbi) Trust (the “Trust”) for the Plan, in which Wells Fargo serves as the trustee. The Trust shall be governed by and subject to the terms of a trust agreement entered into between DeVry Group, as grantor, and the trustee. Although DeVry Group maintains the Trust to accumulate certain assets to assist DeVry Group in meeting its obligations under the Plan, the Plan has no investments of its own. The sole asset of the Plan is a receivable from DeVry Group in an amount equal to the value of all participants’ accounts. Plan participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of DeVry Group. Assets held by the Trust are available to DeVry Group’s general creditors in the event of insolvency of DeVry Group.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Receivable from DeVry Group

The Plan is unfunded with benefits paid solely out of the general assets of DeVry Group. The Plan records a receivable from DeVry Group equal to the sum of all participants’ account balances. The carrying value of the receivable approximates fair value.

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Valuation of Assets and Income Recognition

Notional investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities within the notional accounts are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Plan Equity the net appreciation (depreciation) in the fair value of its notional investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends of the notional investments are recorded on the ex-dividend date. Interest income of the notional investments is recorded on the accrual basis.

Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by DeVry Group.

Subsequent Events

The Plan administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan administrator was aware were evaluated through the date that these financial statements were issued.

3.	Income Tax Status

The Plan is established as an unfunded deferred compensation plan under the IRC and is not subject to federal income tax. A participant will not incur federal income tax liability when the compensation is deferred pursuant to the Plan or when investment gains and losses are credited or charged to a participant’s account. Rather, a participant will incur federal income tax liability for such contributions and related investment income only when distributions are made to a participant.

The Plan is not qualified under Section 401(a) of the IRC and is generally not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

4.	Plan Termination

DeVry Group’s Board of Directors may, in its sole discretion, terminate the entire Plan, or terminate a portion of the Plan that is identified as an elective account balance plan as defined in Section 409A of the IRC. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless DeVry Group elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the IRC.

5.	Investment Risk

The amount of the Plan’s receivable from DeVry Group is based in part on the performance of the notional investment options including DeVry Education Group Common Stock, a number of mutual funds, and an insurance contract. The performance of these notional investment options are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

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6.	Related-Parties and Party-in-Interest Transactions

At December 31, 2015, the Plan’s notional investment in DeVry Education Group Inc. Common Stock was 7,469.5 shares valued at $189,053. At December 31, 2014, the Plan’s notional investment in DeVry Education Group Inc. Common Stock was 8,113.5 shares valued at $385,148.

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